 Exhibit 99.1

China Sunergy Announces Shareholder Resolutions Adopted at 2011 Annual General Meeting

NANJING, China, August 25, 2011 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or the “Company”), a specialized solar cell and module manufacturer, today announced that the following shareholder resolutions were adopted at its annual general meeting of shareholders held in Nanjing on August 25, 2011.

China Sunergy's shareholders adopted the following ordinary resolutions proposed by the Company:

1. Re-election of Mr. Tingxiu Lu as a Class A director of the Company;
2. Re-election of Mr. Jian Li as a Class A director of the Company;
3. Re-election of Mr. Zhifang Cai as a Class A director of the Company;
4. Appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2011; and
5. The directors or each of Tingxiu Lu and Zhifang Cai (each, an “Officer”) be, and hereby are, authorized to take any and every action that might be necessary to effect the foregoing resolutions 1 to 4 as such director or Officer, in his or her absolute discretion, thinks fit.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. is a specialized manufacturer of solar cell and module products in China. China Sunergy manufactures solar cells from silicon wafers, which utilize crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets. For more information, please visit our website at http://www.chinasunergy.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Elaine Li
Phone: + 86 25 5276 6696
Email: Elaine.li@chinasunergy.com

Brunswick Group

Hong Kong Ginny Wilmerding Phone: + 852 3512 5000 Email: csun@brunswickgroup.com	Hong Kong Xiaoxiao Nina Zhan Phone: + 852 3512 5000 Email: csun@brunswickgroup.com